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ABU DHABI
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BRUSSELS
DUSSELDORF
FRANKFURT
HONG KONG
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MANNHEIN
MENLO PARK
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05008526

May 18, 2005

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAY 2 3 2005
WASH. D.C.
SECTION

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated May 12, 2005 announcing AGF's financial results for the first quarter of 2005.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami L. Toutounji

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

PROCESSED
JUN 0 2 2005



Paris, 12 May 2005

PRESS RELEASE

IN Q1 2005,
AGF PROVED ITS ABILITY TO RETURN TO PROFITABLE GROWTH

- **VIGOROUS GROWTH IN LIFE & FINANCIAL SERVICES**
  - **Individual life: up 13.6%**
    2nd consecutive quarter of good performance for the General Agents (up 37%)
    More vigorous business development in the Brokerage, Partnerships and Independent networks division
    Continued hiring at AGF FinanceConseil
    Increase in the proportion of unit-linked inflows to 34%
  - **Financial Services: up 79.6%**
    Increase in Banque AGF's net banking income
    AGF AM successful in several bids for new business
  - **Total Savings Inflows*: up 53.0%**

- **EXPANSION IN LIFE INSURANCE IN BELGIUM AND SPAIN**
  - **Robust growth in Belgium: 5th quarter of double-digit growth**
  - **Significant growth in Spain excl. Q1 2004 group contract effect**

- **PERFORMANCE IN LINE WITH OBJECTIVES IN P&C**
  - **Individuals: portfolios stabilised**
  - **SMEs: significant growth**
  - **Large accounts: pricing discipline maintained**

- **BUSINESS DEVELOPMENT IN CREDIT INSURANCE: up 10.0%**
  - **2nd consecutive quarter of significant business development**

- **MARKED GROWTH IN ASSISTANCE: up 4.8%**

- **TOTAL Q1 2005 REVENUE STABLE OVERALL AT €5.0BN (down 0.2%)**

* *Total savings inflows consist of premium income from individual life insurance, excluding inflows to investment contracts, plus net inflows to financial products (mutual funds, "innovation" funds, etc.).*

Q1 2005 HIGHLIGHTS

During the first quarter, **AGF demonstrated its ability to return to profitable growth** in most of its businesses. The **total revenue generated by the AGF Group was stable overall at €4,976mn, down 0.2%.** At comparable accounting methods and **excluding an exceptional premium** received in the first quarter of 2004 **in Spain, it grew 1.9%.** The highlights of the period were as follows:

Sales momentum accelerated in the Life & Financial Services division

- AGF's Life & Financial Services business **continued to post vigorous growth. Total savings inflows surged 53% and premium income from individual life insurance** was **up 14%** at €946mn, **in line with growth in the** French **market**. The increase resulted from two phenomena. Firstly, **asset management performed well; inflows there were up 88%.** Secondly, we reaped the benefits of the **new sales momentum that has been generated in life insurance by our General Agents (up 37%), partners and independent networks.**

Consolidation of Health & Group business

- In a changing regulatory context, the **health and group** insurance business showed the effect of **expansion efforts coupled with attention to operating profitability**. Premium income from **individual health consolidated the level it achieved in 2004**, while in group insurance, **rate increases** and **growth in borrower's insurance did not completely offset the impact of measures undertaken in 2004 to shore up operating profitability in pensions and income protection**. Premium income from health and group insurance was down by 4.5%.

Performance in line with objectives in Property & Casualty insurance

- In the first quarter AGF posted **significant growth in the SME business segment**. In March, **owing to increased customer loyalty, our portfolios of individual auto insurance** came close **to stabilising**. In **large account** lines, **adherence to our strategy of continued pricing discipline** weighed heavily on premium income, which overall was down by 3.9%.

International

- AGF saw **significant growth in life insurance in Belgium and in Spain**, excluding the impact of a large group contract recorded in the first quarter of 2004. In **property & casualty insurance, AGF posted higher growth rates** in particular in **Spain** and **South America** than in France.

Assistance and Credit Insurance

- In both **assistance and travel insurance** the Group **continued to expand** and **confirmed the trend observed in 2004**. In **credit insurance**, AGF **got off to a good start in 2005, following on from a dynamic Q4 2004. Business development** was vigorous and **customer loyalty firmed.**

Conversion to IFRS

Q1 2005 premium income is presented on the basis of accounts prepared in accordance with IFRS standards. The principal differences arising from the changeover are as follows:

- **Inflows to IAS 39 investment contracts** are no longer booked as premium income but as deposits on the balance sheet. **The impact on 2004 premium income is €-22.8mn** and is concentrated in **life insurance in Belgium (€-18.8mn).**
  In the **first quarter of 2005, inflows to IAS 39 contracts totalled €7.4mn** and related exclusively to **life insurance in Belgium. This amount represented less than 0.2% of the AGF Group's premium income.**
- Premium income from foreign countries is booked under IFRS standards using an **average exchange rate** for the period rather than the end-of-period rate. **The impact on 2004 premium income is €+1.9mn.**
- **Net Banking Income** rather than Gross Banking Income is used as the indicator of the volume of the banking business consolidated by an insurance company. **The impact of this change on Q1 2004 Total Revenue is €-108.1mn.**
  Net banking income has not been adjusted for commissions received by the Group's asset management companies on the management of mutual funds consolidated using the "fair value option".

At comparable accounting methods (incl. inflows to IAS 39 investment contracts and net banking income) and on a comparable (like-for-like) basis, Total Revenue was up slightly (0.3%).

A detailed conversion table appears on page 12.

Q1 2005 consolidated premium income

in millions of euros	Q1 2005	Q1 2004[b]	% chg. 05/04	% proforma and at const. FX[c]
France	**2 850**	**2 817**	**+1.2%**	**-0.4%**
Life & health[a]	*1 475*	*1 385*	*+6.5%*	*+3.2%*
Property & casualty	*1 375*	*1 433*	*-4.0%*	*-4.0%*
Outside France	**1 373**	**1 495**	**-8.1%**	**-3.5%**
Life & health[a]	*465*	*586*	*-20.7%*	*-11.5%*
Property & casualty	*908*	*909*	*-0.1%*	*+1.1%*
Assistance	**148**	**141**	**+4.8%**	**+5.2%**
Credit insurance	**538**	**490**	**+10.0%**	**+10.0%**
Consolidated premium income	**4 909**	**4 942**	**-0.7%**	**-0.1%**
Banking & financial activities (France and Int'l)	**57**	**37**	**+55.2%**	**+55.3%**
Other activities	**10**	**8**	**+17.2%**	**0.0%**
Total revenue	**4 976**	**4 987**	**-0.2%**	**+0.3%**

Notes:

a. *Premium income from life & health insurance includes individual and group life policies, plus all health insurance, i.e. all individual and group bodily injury policies.*

b. *Q1 2004 premium income is shown on an IFRS basis (see page 12), calculated according to the same methodology as that used for Q1 2005.*

c. *Q1 2005 premium income was calculated at the exchange rates prevailing in Q1 2004, and the proforma treatment consisted in comparing Q1 2005 premium income to that of Q1 2004 using the scope of consolidation and IFRS standards applied in 2005.*

I FRANCE

In Q1 2005, AGF posted premium income from its French insurance businesses of €2,850mn, up 1.2%. Highlights:

- **The Individual Life business grew by 13.6% to €946mn. Total Savings Inflows[a] rose by 53% to €2.9bn and included sales of financial products not booked as premium income;**
- **The sales drive in Health & Group insurance did not entirely offset the impact of efforts to shore up the profitability of the portfolios, undertaken in 2004. Premium income from these businesses totalled €565mn, down 4.5%;**
- **SME business grew by 5% and automotive portfolios gradually stabilised. In large account risks, however, pricing pressures continued to squeeze the property & casualty business. As a result, premium income from this division contracted by 3.9% to €1,339mn.**

In accordance with the way the Group is organised in France, premium income broke down as follows:

in € mn	Q1 2005	Q1 2004	% change
Insurance			
Individual life	**946**	**832**	**+13.6%**
Health and group	**565**	**592**	**-4.5%**
Property & casualty, excl. group insurance	**1 339**	**1 393**	**-3.9%**
Total	**2 850**	**2 817**	**+1.2%**
Total savings inflows[a]	**2 902**	**1 897**	**+53.0%**

Note:

a. *Total savings inflows consist of premium income from individual life insurance, excluding inflows to investment contracts, plus net inflows to financial products (mutual funds, "innovation" funds, etc.).*

I.1 Individual Life and Financial Services[1]

Total savings inflows to the **Life and Financial Services division in the first quarter of 2005 stood at €2.9bn, surging 53%** from the year-earlier period. The Group continued its sales drive, and strengthened the business with **the life insurance company AVIP**. AVIP works with asset management companies, private banks and independent networks. Total Savings Inflows were composed of the following:

- **€2.0bn in inflows from institutions, up 88%, owing** in particular **to the performance of money-market and alternative funds.** In addition, AGF Asset Management received the funds related to one of the two mandates it obtained from the Pension Reserve Fund (FRR) in 2004. These funds totalled €460mn and have been assigned to the US equities asset class. The funds related to the second mandate, totalling €960mn, have not yet been received.
- **€0.9bn from individuals, up 11%,** including **71% from the Group's own networks** (AGF FinanceConseil, General Agents and W Finance) **and 29% from independent networks** (brokers, partnerships, AVIP, ASAC).

The Life & Financial Services division benefited **from robust growth both in the sales of financial products, up 84%, and in individual life insurance, up 14%. Premium income from individual life insurance totalled €946mn.** Both our own networks and independent networks, up 4% and 43%, respectively, contributed solid growth. **Inflows to unit-linked contracts continued to rise sharply (up 22%), and in Q1 2005 represented 34% of premium income.**

1 given their nature, ASAC-FAPES contracts were reclassified from group pension to individual life

This premium income growth **came about in particular because the General Agents** renewed their **sales drive** and **posted a very good Q1 2005 (up 37% at €180mn)**, maintaining the momentum they built up in Q4 2004. Meanwhile, the salaried **AGF FinanceConseil network readied itself for expansion**. It has hired 450 future salespeople since September 2004 and is continuing to **reorient itself towards unit-linked contracts and to win business in the pension market**.

Independent networks also made a strong contribution to overall growth in the business. AVIP has been consolidated and Generation Vie, the subsidiary managed through the partnership with Oddo, **posted strong growth**.

in € mn	Q1 2005	Q1 2004	% change
Individual life insurance *(premium income)*	**946**	**832**	**+13.6%**
AGF networks	659	632	+4.3%
Independent networks	286	200	+42.9%
Total savings inflows[a]	**2 902**	**1 897**	**+53.0%**
Net banking income *(France)*	**52**	**29**	**+79.6%**

Note:

a. *Total savings inflows consist of premium income from individual life insurance, excluding inflows to investment contracts, plus net inflows to financial products (mutual funds, "innovation" funds, etc.).*

I.2 Health and Group

Premium income broke down as follows:

in € mn	Q1 2005	Q1 2004	% change
Health and group	**565**	**592**	**-4.5%**
Individual health	135	135	+0.3%
Individual bodily injury	32	31	+2.2%
Individual health and bodily injury	**167**	**166**	**+0.7%**
Group health and bodily injury	178	176	+0.9%
Group pension and income protection	220	249	-11.7%
Group insurance	**398**	**426**	**-6.5%**

I.2.1 Individual health and bodily injury:

Premium income from **individual health and bodily injury consolidated around the level achieved in Q1 2004, at €167mn, edging up 0.7%,** as **complementary health insurance portfolios were resilient**, even while we withdrew from the management of compulsory national health insurance for non-salaried workers.

Although healthcare expenses are undergoing continuous, structural increases, **sales programmes** implemented at the start of the year and **rate increases, to be applied from May, will enable the Group to continue to generate profitable growth in individual health insurance**.

I.2.2 Group insurance:

Premium income from group insurance totalled €398mn, down 6.5%. This decline resulted **principally from €30mn in single premiums that were received on pension policies in the first quarter of 2004. Adjusting for this basis effect, Q1 2005 premium income from the group pension and income protection businesses was up 0.4% at €220mn, and premium income from group insurance overall was up 0.6%.**
Premium income from **group health and bodily injury totalled €178mn**, up 0.9%. **Rate increases** combined with **expansion in the borrower's insurance business**, which benefited from growth in lending to individuals, did **not completely offset the measures taken to clean up corporate portfolios in 2004.**

I.3 Property and casualty (excl. group insurance)

Premium income broke down as follows:

in € mn	Q1 2005	Q1 2004	% change
Property & casualty (excl. group)	**1 339**	**1 393**	**-3.9%**
General agents	723	727	-0.5%
Brokerage	586	628	-6.6%
Assurances Fédérales	17	14	+17.0%
Legal protection	8	7	+18.5%
Partnerships	3	3	-3.0%
Other	3	15	-81.0%

In Q1 2005, AGF continued to reap the benefits of its selective growth strategy:

- In **SME and individual professional** risks, our policy of selective underwriting, coupled with the full impact of higher rates, led to **profitable growth, with a rise of nearly 5% in premium income,**
- In **individual** risks, **firmer customer loyalty** and sales efforts targeted at a specific customer base virtually stabilised the **auto insurance portfolios,**
- In large account risks, our **strategy to maintain profitability led to a significant decrease** in premium income of nearly 19%. As a large portion of this business is reinsured, it represents less than 3% of premiums net of reinsurance. **The impact on net premiums was therefore marginal.**

Consequently, **premium income from property & casualty insurance overall was down by 3.9% to €1,339mn.**

I.3.1 General Agents:

Premium income generated by **General Agents** consolidated around the level achieved in the first quarter of 2004, **at €723m, down 0.5%. SME and individual professional lines** saw robust growth owing to **rate increases** applied over the course of last year and to **new business underwritten** in **construction insurance.** In **individual lines, customer loyalty firmed** and **new sales campaigns,** aimed at young families and policyholders with good driving records, were successful. **As a result, the automotive portfolio were virtually stable in March.**

I.3.2 Brokerage:

The Brokerage business was **supported by growth in SME business** and **stability in individual lines.** Premium income generated by **SMEs** was supported by **new business and by rate indexation.** In **auto insurance for individuals**, measures to relaunch underwriting set **portfolios growing again in March**. The **fleets and affinity groups** business, meanwhile, continued to decline, because during 2004 **measures were introduced to rid the portfolios of unprofitable affinity group business.**

Nevertheless, growth in these activities was not enough to outweigh the decline of around 19% in premium income from large account risks. This decline reflected the **Group's determination to keep this business profitable, in a market where rates remained under heavy pressure** during the first quarter. As **a large percentage of this business is reinsured** (it represents less than 3% of the Group's premium income net of reinsurance), **the impact on net premiums was marginal.**

Brokerage posted a 6.6% decline in premium income to €586mn.

I.3.4 Assurances Fédérales:

The individual risks business at Assurances Fédérales continued to **experience rapid growth** in automotive and comprehensive homeowner's insurance. Premium income **rose by 17% to €17mn.**

II INTERNATIONAL[2]

Outside France, **premium income stood at €1,373mn, down 3.5%. Excluding the basis effect** of an €80mn single premium received in Spain in Q1 2004 on a group life insurance policy, **premium income outside France grew 2.2%. Excluding the single premium, life & health insurance activities grew** by **4.5% to €465mn. Property & casualty** lines, meanwhile, **posted growth of 1.1%, at €908mn.**

II.1 EUROPE outside France:

In the rest of Europe, excluding the effect of the exceptional single premium received in Spain, **AGF posted growth in premium income of 0.8%, at €1,079mn,** and growth in premium income from **life and health insurance of 1.0%, at €371mn. Growth was particularly robust in Belgium,** where premium income was up **26.8%**, prolonging the strong trend observed in Q4 2004. The **property & casualty** business **continued to grow, by 0.7% to €708mn,** despite rate pressures on large accounts in Belgium and the Netherlands.

[2] The changes indicated in the "International" section are presented on a comparable basis: at constant exchange rates (Q1 2005 premium income was calculated at the exchange rates prevailing in Q1 2004) and proforma in scope and in accounting methods (Q1 2005 premium income was compared to that of Q1 2004 using the 2005 scope of consolidation and under IFRS standards.

II.1.1 Belgium:

Premium income in Belgium **rose 14.9% to €272mn. Following an encouraging Q4 2004, Belgian operations confirmed AGF's ability to maintain its growth trend over a sustained period**.

Business volume from **life and health insurance** totalled **€169mn, climbing 26.8%, i.e. significantly faster than the market. Individual life posted robust growth** of around 27%, **owing to successful marketing of capital accumulation products. Group insurance** also posted **double-digit growth** of around 14%, underpinned primarily by inflows to single premium products.

Premium income from **property & casualty insurance was stable at €104mn.** On the one hand, **growth in automotive insurance boosted premium income from individual lines by 3.4%, as portfolios were consolidated and rates increased.** On the other hand, **business volume contracted in the corporate segment because of rate pressures in large risks.**

II.1.2 Netherlands:

Premium income from Dutch entities totalled €417mn, down 11.9% on a comparable basis.

An insufficiently-profitable contract that had generated **a significant volume** of business in 2004 **was closed to new subscriptions**, contributing to a **25.2% comparable decline** in premium income from **life & health insurance to €115mn.**
Premium income from life & health insurance activities declined by 47.1% compared with Q1 2004 published figures, principally because of the disposal of the ex-Zwolsche health insurance portfolio.

Property & casualty insurance **saw a decline in premium income of 5.4% to €302mn**. The contraction came about because **fire insurance slowed**, particularly in the large account market, where rates were under considerable pressure.

II.1.3 Spain:

Excluding the impact of the €80mn single premium received during the first quarter of 2004, premium income in Spain **rose by 8.0%**, to **€383mn** (AGF share). On an unadjusted basis, i.e. including the single premium, premium income was down by 11.9%.

Life & health insurance continued to grow steadily, climbing 8.6% to €81mn. Supporting this advance were **strong growth in group insurance**, up 17%, and a **rise in inflows to traditional life insurance** (70% of premium income).

Premium income from property & casualty insurance was up 7.8% at €303mn, owing largely to **robust growth in auto insurance, which was up 11%.** AGF also posted **growth in individual lines of 8%,** offsetting contraction in corporate risks, which laboured under the pricing pressures prevailing in large account risks.

II.2 SOUTH AMERICA:

AGF's business in **South America grew briskly, with premium income at €185mn in Q1 2005, up 11.3% on a comparable basis. During the quarter, auto insurance grew in accordance with our objectives, and life insurance products sold well in Colombia.**

II.2.1 Brazil:

Premium income edged up 0.7% on a comparable basis to €92mn.

The **Health insurance** business continued to grow, as **new group contracts were signed** and **rate increases**, implemented in June 2004, had their effect. Premium income from life and health insurance totalled €18mn.

Premium income from **property & casualty** insurance climbed 7.5% **to €73mn**, supported by **expansion in auto insurance**, up 60% as a result of **new business** and **improved turnover in the portfolio**. Also supporting performance was **agricultural insurance, which remained healthy** and **offset contraction in large account business.**

II.2.2 Colombia:

In Colombia, premium income advanced 44.1% to €64mn. Underpinning this advance were **business development in life insurance**, where **new products for individuals were successful,** and continued **growth in the auto insurance business (up 20.8%).**

II.2.3 Other South American countries:

In **Venezuela, premium income was up 3.7% on a comparable basis, at €14mn.** Firstly, **health insurance continued to grow;** secondly, **auto insurance grew sharply, with premium income rising 45%, because the portfolio expanded** and **because insured values rose.**

In **Argentina, premium income totalled €15mn, down 6.7%.** The decline was due to delayed accounting from previous years, offset by **rapid growth in auto insurance, up 55%. The number of new auto insurance policies was up sharply.**

II.3 OTHER COUNTRIES:

Premium income from other countries was **up 2.6% at €108mn.**

Life & health insurance was up 7.5%. Premium income was €34mn, underpinned by business development in Lebanon and Egypt.

Property & casualty insurance consolidated its level of premium income, which edged up 0.5% to €74mn.

III ASSISTANCE

The AGF share of premium income generated by Mondial Assistance in **assistance and travel insurance** totalled **€148mn,** representing **an increase of 5.2% on a comparable basis**. The tourism market was active in the first quarter, and growth at Mondial Assistance was supported by **upbeat conditions in certain markets**, such as **Germany, Spain and the Netherlands. In addition, premium income grew at double-digit rates in the United States and in Brazil**. Overall, Europe still contributes a major portion of business growth, but the Americas and the Asia-Pacific region account for an increasing proportion.

IV CREDIT INSURANCE

Premium income from credit insurance generated by the subsidiaries of the Euler Hermes group totalled **€538mn, up 10.0%.** Growth resulted primarily from **good performance in sales and marketing**, as **efforts to increase customer loyalty** paid off and **a high volume of new business** was achieved, in particular in Germany, France, Italy, Benelux and the United States. The group continued to **enjoy robust growth rates in markets it has recently penetrated**. Euler Hermes also benefited from a **better-than-expected increase in the sales of its policyholders,** which resulted in an **increase in premiums not yet recorded as of the end of 2004**.

Premium income broke down as follows:

in millions of euros	**Q1 2005**	**Q1 2004**	**% chg. 05/04**	**% change proforma and const. FX**
Germany	244.9	221.4	+10.6%	+9.8%
France	94.7	92.3	+2.6%	+2.6%
Italy	56.1	53.4	+5.1%	+5.1%
United Kingdom	47.9	48.6	-1.4%	+1.0%
United States	45.9	39.6	+15.9%	+23.0%
Belgium / Netherlands	35.9	31.3	+14.7%	+14.7%
Spain	9.5	2.2	+331.8%	+331.8%
Other countries	3.5	0.8	+337.5%	+33.3%
Total	**538.4**	**489.6**	**+10.0%**	**+10.0%**

Breakdown of premium income by country

in millions of euros	Q1 2005	Q1 2004 IFRS	% chg. IFRS	% chg. proforma and at const. FX
France	**2 850.0**	**2 817.1**	**+1.2%**	**-0.4%**
Life & health	*1 474.9*	*1 384.5*	*+6.5%*	*+3.2%*
Property & casualty	*1 375.1*	*1 432.6*	*-4.0%*	*-4.0%*
Belgium	**272.1**	**236.8**	**+14.9%**	**+14.9%**
Life & health	*168.6*	*133.0*	*+26.8%*	*+26.8%*
Property & casualty	*103.5*	*103.8*	*-0.3%*	*-0.3%*
Netherlands	**417.2**	**536.8**	**-22.3%**	**-11.9%**
Life & health	*115.0*	*217.2*	*-47.1%*	*-25.2%*
Property & casualty	*302.2*	*319.6*	*-5.4%*	*-5.4%*
Spain	**383.2**	**434.8**	**-11.9%**	**-11.9%**
Life & health	*80.5*	*154.1*	*-47.8%*	*-47.8%*
Property & casualty	*302.7*	*280.7*	*+7.8%*	*+7.8%*
Rest of Europe	**6.7**	**5.5**	**+21.8%**	**+25.5%**
Life & health	*6.7*	*6.4*	*+4.7%*	*+7.8%*
Property & casualty	*0.0*	*-0.9*	*-100.0%*	*-100.0%*
TOTAL Europe excl. France	**1 079.2**	**1 213.9**	**-11.1%**	**-6.2%**
Life & health	*370.8*	*510.7*	*-27.4%*	*-17.1%*
Property & casualty	*708.4*	*703.2*	*+0.7%*	*+0.7%*
Argentina	**14.7**	**16.5**	**-10.9%**	**-6.7%**
Life & health	*0.0*	*0.2*	*-100.0%*	*-100.0%*
Property & casualty	*14.7*	*16.3*	*-9.8%*	*-5.5%*
Chile	**0.0**	**14.1**	**-100.0%**	**Ns**
Life & health	*0.0*	*0.0*	*ns*	*ns*
Property & casualty	*0.0*	*14.1*	*-100.0%*	*ns*
Brazil	**91.8**	**87.1**	**+5.4%**	**+0.7%**
Life & health	*18.4*	*21.9*	*-16.0%*	*-19.6%*
Property & casualty	*73.4*	*65.2*	*+12.6%*	*+7.5%*
Venezuela	**14.4**	**16.1**	**-10.6%**	**+3.7%**
Life & health	*4.1*	*4.3*	*-4.7%*	*+11.6%*
Property & casualty	*10.3*	*11.8*	*-12.7%*	*+0.8%*
Colombia	**64.4**	**40.9**	**+57.5%**	**+44.1%**
Life & health	*37.5*	*16.8*	*+123.2%*	*+105.4%*
Property & casualty	*26.9*	*24.1*	*+11.6%*	*+1.7%*
TOTAL South America	**185.3**	**174.7**	**+6.1%**	**+11.3%**
Life & health	*60.0*	*43.2*	*+38.9%*	*+31.6%*
Property & casualty	*125.3*	*131.5*	*-4.7%*	*+3.8%*
Other countries	**108.3**	**106.0**	**+2.2%**	**+2.6%**
Life & health	*34.1*	*32.0*	*+6.6%*	*+7.5%*
Property & casualty	*74.2*	*74.0*	*+0.3%*	*+0.5%*
Total excl. France	**1 372.8**	**1 494.6**	**-8.1%**	**-3.5%**
Life & health	*464.9*	*585.9*	*-20.7%*	*-11.5%*
Property & casualty	*907.9*	*908.7*	*-0.1%*	*+1.1%*
Total premium income	**4 222.8**	**4 311.7**	**-2.1%**	**-1.5%**
Life & health	*1 939.8*	*1 970.4*	*-1.6%*	*-0.8%*
Property & casualty	*2 283.0*	*2 341.3*	*-2.5%*	*-2.0%*
Assistance	**147.5**	**140.7**	**+4.8%**	**+5.2%**
Credit insurance	**538.4**	**489.6**	**+10.0%**	**+10.0%**
Total insurance revenue	**4 908.7**	**4 942.0**	**-0.7%**	**-0.1%**
Banking activities (France & Int'l)	**57.1**	**36.8**	**+55.2%**	**+55.3%**
Other businesses	**9.8**	**8.4**	**+16.7%**	**+0.0%**
Total revenue	**4 975.6**	**4 987.2**	**-0.2%**	**+0.3%**

Impact of conversion to IFRS standards

in millions of euros	Q1 2004 Unadjusted	Change	Q1 2004 IFRS
France	**2 821.1**	**-4.0**	**2 817.1**
Life & health	*1 383.1*	*+1.4*	*1 384.5*
Property & casualty	*1 438.0*	*-5.4*	*1 432.6*
Belgium	**255.6**	**-18.8**	**236.8**
Life & health	*151.8*	*-18.8*	*133.0*
Property & casualty	*103.8*	*0.0*	*103.8*
Netherlands	**536.8**	**0.0**	**536.8**
Life & health	*217.2*	*0.0*	*217.2*
Property & casualty	*319.6*	*0.0*	*319.6*
Spain	**434.8**	**0.0**	**434.8**
Life & health	*154.1*	*0.0*	*154.1*
Property & casualty	*280.7*	*0.0*	*280.7*
Rest of Europe	**5.5**	**0.0**	**5.5**
Life & health	*6.4*	*0.0*	*6.4*
Property & casualty	*-0.9*	*0.0*	*-0.9*
TOTAL Europe excl. France	**1 232.7**	**-18.8**	**1 213.9**
Life & health	*529.5*	*-18.8*	*510.7*
Property & casualty	*703.2*	*0.0*	*703.2*
Argentina	**15.9**	**+0.6**	**16.5**
Life & health	*0.2*	*0.0*	*0.2*
Property & casualty	*15.7*	*+0.6*	*16.3*
Chile	**14.1**	**0.0**	**14.1**
Life & health	*0.0*	*0.0*	*0.0*
Property & casualty	*14.1*	*0.0*	*14.1*
Brazil	**85.9**	**+1.2**	**87.1**
Life & health	*21.7*	*+0.2*	*21.9*
Property & casualty	*64.2*	*+1.0*	*65.2*
Venezuela	**16.7**	**-0.6**	**16.1**
Life & health	*4.3*	*0.0*	*4.3*
Property & casualty	*12.4*	*-0.6*	*11.8*
Colombia	**39.5**	**+1.4**	**40.9**
Life & health	*16.2*	*+0.6*	*16.8*
Property & casualty	*23.3*	*+0.8*	*24.1*
TOTAL South America	**172.1**	**+2.6**	**174.7**
Life & health	*42.4*	*+0.8*	*43.2*
Property & casualty	*129.7*	*+1.8*	*131.5*
Other countries	**105.7**	**+0.3**	**106.0**
Life & health	*31.8*	*+0.2*	*32.0*
Property & casualty	*73.9*	*+0.1*	*74.0*
Total excl. France	**1 510.5**	**-15.9**	**1 494.6**
Life & health	*603.7*	*-17.8*	*585.9*
Property & casualty	*906.8*	*1.9*	*908.7*
Total premium income	**4 331.6**	**-19.9**	**4 311.7**
Life & health	*1 986.8*	*-16.4*	*1 970.4*
Property & casualty	*2 344.8*	*-3.5*	*2 341.3*
Assistance	**140.7**	**0.0**	**140.7**
Credit insurance	**490.6**	**-1.0**	**489.6**
Total insurance revenue	**4 962.9**	**-20.9**	**4 942.0**
Banking activities (France & Int'l)	**144.9**	**-108.1**	**36.8**
Other businesses	**8.4**	**0.0**	**8.4**
Total revenue	**5 116.2**	**-129.0**	**4 987.2**

Conversion of Q1 2004 premium income from published to proforma basis

in millions of euros		Insurance activities			Banking activities	Other businesses	TOTAL
		Premiums written	Other services	Premium income	Net banking income	Revenues	
Premium income (unadjusted) for Q1 2004	**A**	**4 872.4**	**90.5**	**4 962.9**	**144.9**	**8.4**	**5 116.2**
Impact of average exchange rate		2.0	(0.1)	1.9			1.9
Impact of IAS 39		(22.8)		(22.8)			(22.8)
Change from gross to net banking income					(108.1)		(108.1)
Total impact	**B**	**(20.8)**	**(0.1)**	**(20.9)**	**(108.1)**		**(129.0)**
Premium income (IFRS) for Q1 2004	**A+B**	**4 851.6**	**90.4**	**4 942.0**	**36.8**	**8.4**	**4 987.2**
Consolidation of Acmar (Morocco) by Euler Hermes		0.4		0.4			0.4
Consolidation of Phoenix Credit Insurance SA (Greece) by Euler		1.4	0.1	1.5			1.5
Acquisition of Martin Maurel Vie		6.9		6.9			6.9
Acquisition of AVIP		38.2		38.2			38.2
Sale of AGF Az Chile Generales		(14.1)		(14.1)			(14.1)
Sale of Colseguros vida portfolio (EPS)		(0.1)		(0.1)			(0.1)
Sale of Zwolsche health portfolio		(57.1)		(57.1)			(57.1)
Sale of ZA Verzeringen (Netherlands)		(6.3)		(6.3)			(6.3)
Total change in scope of consolidation	**C**	**(30.7)**	**0.1**	**(30.6)**			**(30.6)**
Proforma premium income for Q1 2004	**A+B+C**	**4 820.9**	**90.5**	**4 911.4**	**36.8**	**8.4**	**4 956.6**

AGF investor contacts:

Jean-Michel Mangeot 33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Vincent Foucart 33 (0)1 44 86 29 28 vincent.foucart@agf.fr
Patrick Lalanne 33 (0)1 44 86 37 64 patrick.lalanne@agf.fr
Jean-Yves Icole 33 (0)1 44 86 44 19 jean-yves.icole@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97 augusbe@agf.fr
Anne-Sandrine Cimatti 33 (0)1 44 86 6745 cimatti@agf.fr
Agnès Miclo 33 (0)1 44 86 31 62 micloa@agf.fr
Séverine David 33 (0)1 44 86 38 09 davidse@agf.fr